Exhibit 99.6

GOVERNMENT OF ALBERTA

2025-26 Second Quarter

Fiscal Update and

Economic Statement

Table of Contents

2025-26 Second Quarter Fiscal Plan Highlights	3

Revenue Highlights	4

Expense Highlights	6

Assets and Liabilities	8

Fiscal Framework	10

Capital Plan Highlights	11

2025-26 Second Quarter Fiscal Update Tables	12

Reporting Methodology and Legislative Compliance	16

Economic Update	17

Note: Amounts presented in tables may not add to totals due to rounding.

Note on restatements and accounting policy changes:

•

2025-26 Budget numbers have been restated to reflect the SafeRoads Alberta program transfer from Transportation and Economic Corridors to Justice, and Internal Trade unit transfer from Executive Council to Jobs, Economy, Trade and Immigration.

•

Effective April 1, 2025, Health asset ownership has been transferred from health entities to Infrastructure under the Real Property Governance Act resulting in the variance from 2024-25 Actual to 2025-26 Budget and Forecast numbers in Hospital and Surgical Health Services and Infrastructure.

•

2024-25 Actual and 2025-26 Budget numbers have been restated to reflect the revised government structure under the Government Organization Act (Orders in Council 147/2025, 148/2025, 149/2025, and 150/2025, May 16, 2025, Order in Council 087/2025, April 29, 2025, Order in Council 313/2025, October 8, 2025, Order in Council 384/2024, December 12, 2024, and Ministerial Order 803/2024, August 28, 2024), and through amendments to Alberta’s Provincial Health Act (Ministerial Orders 701/2024 and 703/2024, June 21, 2024, and Ministerial Orders 330/2024 and 331/2024, November 12, 2024).

Treasury Board and Finance, Government of Alberta

November, 2025

2025–26 Second Quarter Fiscal Update and Economic Statement,

Additional copies of this report may be obtained by visiting our website at:

www.alberta.ca/budget-documents.aspx

2	2025-26 Second Quarter Fiscal Update and Economic Statement

2025-26 Second Quarter Fiscal Plan Highlights

The 2025-26 second quarter update includes a $6.4 billion deficit, an improvement of $40 million from the first quarter forecast and $1.2 billion more than Budget 2025 mainly as a result of lower-than-expected non-renewable resource (NRR) revenue. Alberta’s economy remains resilient despite headwinds from trade conflict and elevated uncertainty. While the economic outlook has improved, lower oil prices are weighing on provincial government revenues.

The 2025-26 revenue forecast is lower than budget by $1.2 billion, mainly driven by a decline in NRR. Total program expense is higher by $52 million than budget due to increased expense offset by dedicated revenue. Other expense increases of $1.6 billion are forecast to be absorbed by the contingency.

Total revenue in 2025-26 is forecast at $73 billion, $1.2 billion lower than estimated in Budget 2025 and $3 million lower than the first quarter forecast. The revenue decline reflects lower bitumen royalties, primarily due to weaker WTI prices and a stronger Canadian dollar, partially offset by a narrower light-heavy differential. Income tax revenue is down $0.2 billion from budget, mainly due to lower-than-expected 2024 personal income tax assessments, offset by a $0.5 billion increase in investment income reflecting the rebound in the equity market. Income tax revenue is $0.1 billion up from the first quarter due to growth in the 2024 tax assessments.

Total expense is forecast at $79.4 billion, up $0.1 billion from budget, while expense before forecast contingency allocation is $1.7 billion higher. Operating expense is $0.3 billion up from the first quarter mainly related to compensation increases. Capital grant increases of $48 million from budget are mainly from re-profiling of project funds from 2024-25. The $84 million decrease in the second quarter is driven by re-profiling of project funds into future years. Debt servicing costs have increased marginally from budget due to increased borrowing requirements from the higher deficit, with a slight decrease from first quarter. Disaster and emergency assistance, primarily for wildfire fighting, is estimated at $0.7 billion, unchanged from first quarter.

The Capital Plan is now forecast at $8.8 billion, $0.2 billion more than budget largely from re-profiling unspent capital project funding to the current year from 2024-25. The forecast is down $140 million from the first quarter due to re-profiling funds into future years. Capital grants have increased by $48 million and capital investment has increased by $106 million from budget.

Taxpayer-supported debt is forecast at $82.9 billion on March 31, 2026, a decrease of $2.4 billion from 2025, as a result of pre-funded debt maturities being paid off and an increase of $0.3 billion from budget due to the higher deficit. Net debt to GDP at March 31, 2026 remains at 8.7 per cent, consistent with the first quarter.

Fiscal Plan Summary

(millions of dollars)

	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Revenue

Tax revenue	30,356	28,837	28,640	(197)

Non-renewable resource revenue	21,986	17,067	15,416	(1,652)

Federal transfers	12,618	13,305	13,527	222

Investment income	4,803	2,883	3,397	514

Other revenue	12,706	12,045	11,984	(61)

Total Revenue	82,469	74,138	72,964	(1,174)

Expense

Operating expense	62,025	64,311	65,264	953

Capital grants	2,934	3,452	3,501	48

Amortization / inventory consumption / loss on disposals	4,446	4,993	4,999	6

Debt servicing costs	3,215	2,968	2,971	3

Pension provisions	(403)	(375)	(375)	-

Disaster and emergency assistance	1,932	-	711	711

Expense before contingency	74,149	75,349	77,070	1,722

Contingency (forecast un-allocated)	-	4,000	2,330	(1,670)

Total Expense	74,149	79,349	79,401	52

Surplus / (Deficit)	8,320	(5,211)	(6,437)	(1,226)

Capital Plan

Capital grants	2,934	3,452	3,501	48

Capital investment	4,309	5,187	5,293	106

Total Capital Plan	7,243	8,639	8,793	154

2025-26 Second Quarter Fiscal Update and Economic Statement	3

Revenue

(millions of dollars)

	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Income Taxes

Personal income tax	16,120	15,510	15,053	(457)

Corporate income tax	8,125	6,764	7,000	236

	24,245	22,274	22,053	(221)

Other Taxes

Education property tax	2,797	3,124	3,124	-

Fuel tax / electric vehicle tax	1,431	1,438	1,441	3

Tobacco / vaping tax	414	420	402	(18)

Insurance taxes	914	972	984	12

Cannabis tax	232	215	231	16

Tourism levy	126	122	131	9

Other taxes	197	272	273	2

	6,111	6,563	6,587	23

Non-Renewable Resource Revenue

Bitumen royalty	17,167	12,830	11,864	(966)

Crude oil royalty	3,037	2,510	2,344	(166)

Natural gas and by-products royalty	1,220	1,228	728	(500)

Bonuses and sales of Crown leases	385	361	322	(39)

Rentals and fees / coal royalty	178	138	157	19

	21,986	17,067	15,416	(1,652)

Transfers from Government of Canada

Canada Health Transfer	6,161	6,560	6,633	73

Canada Social Transfer	1,993	2,089	2,113	23

Direct transfers to SUCH sector / Alberta Innovates Corp.	676	698	701	3

Infrastructure support	767	807	836	28

Agriculture support programs	507	552	555	4

Labour market agreements	252	257	253	(5)

Early learning child care agreements	1,208	1,147	1,147	-

Other federal transfers	1,055	1,194	1,290	96

	12,618	13,305	13,527	222

Investment Income

Alberta Heritage Savings Trust Fund	2,053	1,129	1,516	387

Endowment funds	517	261	431	171

Income from local authority loans	671	577	538	(39)

Agriculture Financial Services Corporation	107	149	149	-

Other (includes SUCH sector)	1,454	768	763	(5)

	4,803	2,883	3,397	514

Net Income from Government Business Enterprises

AGLC – Gaming / lottery	1,486	1,540	1,540	1

AGLC – Liquor	770	783	785	2

AGLC – Cannabis	7	9	7	(2)

ATB Financial	348	285	354	69

Balancing Pool	50	57	63	5

Other (CUDGCo / APMC / PSIs)	(608)	(659)	(636)	23

	2,053	2,016	2,113	98

Premiums, Fees and Licences

Post-secondary institution tuition fees	2,058	2,133	2,133	-

Health / school board fees and charges	872	1,050	1,050	-

Motor vehicle licences	603	634	634	-

Crop, hail and livestock insurance premiums	639	674	674	-

Energy industry levies	409	429	431	1

Other (includes land titles revenue)	923	836	856	19

	5,504	5,756	5,777	21

Other

SUCH sector sales, rentals and services	1,144	1,142	1,142	-

SUCH sector fundraising, donations, gifts, contributions	828	825	825	-

AIMCo investment management charges	918	988	910	(78)

Fines and penalties	222	186	186	-

Refunds of expense	423	171	174	3

Technology Innovation and Emissions Reduction Fund	172	409	311	(98)

Miscellaneous	1,443	553	546	(7)

	5,149	4,273	4,094	(180)

Total Revenue	82,469	74,138	72,964	(1,174)

4	2025-26 Second Quarter Fiscal Update and Economic Statement

Revenue Highlights

Total Revenue at $73 billion is forecast for 2025-26, $1.2 billion lower than Budget 2025, and $3 million less than the first quarter forecast. The change is mainly due to a projected decline in NRR revenue and lower personal income taxes, partially offset by increases in federal transfers, investment income, and net income from government business enterprises.

•	Resource revenue is forecast at $15.4 billion, down $1.7 billion from Budget 2025 and $240 million lower than the first quarter forecast. The decline is primarily due to lower bitumen royalties, with additional reductions in conventional oil, natural gas, and by-products royalties.

•	The West Texas Intermediate (WTI) oil price is forecast to average US$61.50 per barrel in 2025-26, $6.50/bbl lower than the Budget 2025 and $2.25/bbl down from first quarter estimate. Prices moved lower heading into the fall, briefly dipping below US$60/bbl in October before recovering modestly later in the month. The decline reflects increased OPEC production targets, easing geopolitical tensions, and softer global demand sentiments. The light-heavy differential is expected to average US$11.30/bbl for 2025-26, $5.80/bbl narrower than budgeted and $0.60/bbl narrower than in the first quarter. This is due to higher global demand for heavier crude grades overall and TMX coming online.

•	The US-Canadian dollar exchange rate is forecast to average 72.3 US¢/ Cdn$ for the fiscal year, above the budget rate of 69.6 US¢/Cdn$, but slightly lower than in the first quarter. A higher Canadian dollar results in lower oil prices when they are converted from US to Canadian dollars, negatively impacting Alberta government revenue.

•	Bitumen royalties of $11.9 billion are forecast, $1 billion lower than budget and $60 million lower than first quarter, reflecting weaker WTI prices and stronger Canadian dollar, partially offset by a narrower light-heavy differential.

•	Crude oil royalties are forecast at $2.3 billion, a $166 million decrease from budget, driven by the same factors impacting bitumen royalties. These royalties improved from the first quarter by $42 million mainly due to the slightly lower exchange rate and higher production.

•	Natural gas and by-product royalties are forecast at $0.7 billion, $0.5 billion lower than estimated in budget and $196 million lower than in the first quarter. This decrease is caused both by lower natural gas royalties and lower natural gas liquids (NGL) prices, affected by the lower WTI prices. The royalty decline was partially offset by higher natural gas production.

•	Personal income tax (PIT) revenue is forecast at $15.1 billion, a decrease of $457 million from budget, but $116 million higher than in the first quarter. Although 2024 tax assessments came in higher compared to the first quarter, they remain significantly below budget expectations.

•	Corporate income tax (CIT) revenue remains at $7 billion, as in the first quarter, up $236 million from Budget 2025 driven by upward revisions to corporate profits.

•	Other tax revenue is forecast at $6.6 billion, a $23 million increase from budget and $35 million increase from the first quarter, largely driven by gains in fuel tax as a result of increased gasoline sales volumes and partially offset by a decline in tobacco tax revenue reflecting a reduction in smoking rates and possible substitution toward other products.

•	Federal transfers are forecast at $13.5 billion for 2025-26, $222 million higher than estimated in Budget 2025 and $114 million up from first quarter. The second quarter increase is mostly attributed to $73 million in Canada Health Transfer and $23 million in Canada
Social Transfer resulting from a combination of a prior year adjustment and an upward revision of Alberta’s population share in 2025.

•	Total revenue from other sources is forecast at $15.4 billion, $453 million higher than budget, but down $28 million from the first quarter forecast.

-

Investment income is forecast at $3.4 billion, an increase of $514 million from budget and $8 million from the first quarter with Heritage Fund and endowment funds net income growth driven by strength in equity markets. This increase is offset by lower interest income from loans to local authorities.

-

Net income from government business enterprises is forecast at $2.1 billion, $98 million higher than budget and $133 million up from the first quarter, primarily due to an increase in ATB Financial net income from strong loan growth, which is partially offset by Alberta Petroleum Marketing Commission (APMC) operating loss. APMC showed a $61 million improvement from the first quarter forecast as a result of improving profitability at Sturgeon mainly as a result of improved price forecasts.

-

Premiums, fees and licences is forecast at $5.8 billion, $21 million higher than the budget and $139 million higher than the first quarter primarily due to higher payment in lieu of taxes due to increased profitability in ATB Financial.

-

Other revenue is forecast at $4.1 billion, down $180 million from budget and $309 million lower than the first quarter. This is mainly due to a decrease in revenue for AIMCo investment management services, and reduced Technology Innovation and Emissions Reduction (TIER) Fund due to lower compliance payments.

2025-26 Second Quarter Fiscal Update and Economic Statement	5

Operating Expense by Ministry

(millions of dollars)

	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Advanced Education	6,607	6,635	6,640	5

Affordability and Utilities	125	160	161	1

Agriculture and Irrigation	833	860	868	8

Arts, Culture and Status of Women	140	157	148	(9)

Assisted Living and Social Services	9,209	10,025	10,189	164

Children and Family Services	1,515	1,595	1,624	29

Education and Childcare	10,839	11,832	12,105	273

Energy and Minerals	1,223	892	829	(63)

Environment and Protected Areas	401	514	478	(37)

Executive Council	94	105	110	4

Forestry and Parks	352	362	374	12

Hospital and Surgical Health Services	12,657	13,133	13,526	394

Indigenous Relations	222	228	241	13

Infrastructure	467	491	499	8

Jobs, Economy, Trade and Immigration	345	397	413	16

Justice	683	700	730	30

Mental Health and Addiction	1,597	1,663	1,741	79

Municipal Affairs	228	258	262	3

Primary and Preventative Health Services	9,342	8,954	8,975	21

Public Safety and Emergency Services	1,259	1,312	1,349	37

Service Alberta and Red Tape Reduction	177	180	187	7

Technology and Innovation	775	834	846	12

Tourism and Sport	124	118	120	2

Transportation and Economic Corridors	576	580	585	5

Treasury Board and Finance	2,090	2,164	2,097	(68)

Legislative Assembly	144	161	166	5

Total Operating Expense	62,025	64,311	65,264	953

6	2025-26 Second Quarter Fiscal Update and Economic Statement

Expense Highlights

Total Expense is forecast at $79.4 billion in 2025-26, close to the first quarter forecast, including a $52 million increase in expense offset by dedicated revenue.

•	Operating expense is forecast at $65.3 billion, $953 million increase from budget and $275 million increase from the first quarter forecast, mainly from:

-	$234 million increase for compensation pressures across various ministries. This is in addition to the $647 million increase included in the first quarter forecast

-	$81 million increase to expand surgical capacity and reduce wait times.

-	$40 million increase for Continuing Care to fund the addition of new temporary bed and non-bed spaces to enhance community care access.

-

$43 million increase mainly to support new psychiatric beds, early implementation of compassionate intervention, and various community supports to divert patients from emergency departments to the proper level of care.

-	$13 million increase for the pre-feasibility study to position the Northwest Coast Bitumen Pipeline project for federal consideration as a national interest project.

-

$9 million increase, in addition to $2 million increase in the first quarter, for the First Nations Development Fund to support economic, social and community development projects, fully offset by revenue.

-

$8 million net increase from the first quarter forecast in other ministries for various other initiatives including the hosting the 2026 Grey Cup in Calgary. This is in addition to $103 million increase included in the first quarter forecast.

These increases are partially offset by decreases as follows:

-	$78 million decrease in AIMCo investment management services mainly due to planned headcount reductions and lower than anticipated third party costs.

-

$36 million decrease in TIER due to updated modelling and economic data in addition to $9 million reduction in the first quarter resulting from freezing the TIER Fund price at $95 per tonne of emissions.

-	$19 million decrease due to lower costs for selling oil, driven by a decrease in purchase volumes and WTI price, in addition to a $64 million reduction in the first quarter forecast.

-

$20 million net decrease in other ministries for various initiatives, including a decrease in AIMCo in the Heritage Fund and endowment funds, Horse Racing and Breeding Renewal program, and reallocation of operating funds to capital grants to support renovation at the Mustard Seed Starfield shelter.

•	Capital Grants of $3.5 billion are forecast, up $48 million from budget and down by $84 million from the first quarter, primarily from re-profiling 2024-25 recovery community to future years and reprofiling 2025-26 Calgary Rivers Districts and Event Centre into 2026-27.

•	Debt servicing costs are forecast to increase $3 million from budget. This is a $33 million decrease from the first quarter forecast, due mainly to slightly lower forecast borrowing requirements.

•	Disaster and emergency assistance of $711 million is forecast, primarily due to an active wildfire season.

This includes $700 million approved in the first quarter for wildfire presuppression and response, and $6 million for the Wildfire Reclamation Program to replant previously forested areas that have been affected by wildfires during the 2025 wildfire season. An additional $5 million has been allocated in the second quarter for emergency evacuation payments for Albertans impacted by wildfires.

•	A contingency of $4 billion was included in Budget 2025, to align with the in-year expense limitation under the legislated fiscal framework. Increases in expense not offset by dedicated revenue are included in the preliminary contingency allocation. $1.7 billion in expense increases, which is $0.2 billion higher than in the first quarter, are forecast as the preliminary allocation from the budgeted contingency. This increase is mostly due to addressing compensation pressures across various ministries, expanding surgical capacity and reducing wait times, new and temporary Continuing Care spaces, new psychiatric beds, early implementation of compassionate intervention, and community supports to divert patients from emergency departments to the proper level of care. The government continues to monitor the fiscal and economic situation, the $2.3 billion remaining in contingency is available to address impacts as required.

Preliminary Contingency Allocation

(millions of dollars)

Budget 2025-26	4,000

less expense changes net of dedicated revenue:

Op. ex., cap. grants, debt servicing costs	(959)

Emergency / disaster assistance	(711)

Unallocated contingency	2,330

2025-26 Second Quarter Fiscal Update and Economic Statement	7

Balance Sheet Summary

(millions of dollars)

	At March 31			Change from 2025
	2025	2026
	Actual	Budget	Forecast

Financial Assets

Alberta Heritage Savings Trust Fund	24,743	25,731	29,059	4,316

Endowment Fund

Alberta Heritage Foundation for Medical Research	2,370	2,470	2,493	123

Alberta Heritage Science and Engineering Research	1,374	1,430	1,461	87

Alberta Heritage Scholarship	1,539	1,605	1,636	97

Alberta Enterprise Corporation	323	319	319	(4)

General Revenue Fund - surplus cash	2,571	-	-	(2,571)

General Revenue Fund - debt retirement	9,952	2,945	-	(9,952)

Alberta Fund	2,571	-	-	(2,571)

Self-supporting lending organizations / activities:

Local authority loans	13,823	14,574	15,219	1,396

Agriculture Financial Services Corporation	2,920	3,973	3,994	1,074

Equity in commercial enterprises: ATB / AGLC / APMC / CUDGCo / Bal. Pool / PSIs	735	700	515	(220)

Student loans	4,936	5,253	5,253	317

Technology Innovation and Emissions Reduction Fund	1,106	1,106	1,159	53

Other financial assets (including SUCH sector / Alberta Innovates Corp.)	28,972	31,157	22,442	(6,530)

Total Financial Assets	97,935	91,263	83,549	(14,386)

Liabilities

Taxpayer-supported debt:

Direct borrowing for the Capital Plan	48,045	45,461	45,757	(2,288)

Alternative financing (P3s - public-private partnerships - Capital Plan)	2,515	2,412	2,436	(79)

Debt issued to reduce pre-1992 Teachers’ Pension Plan unfunded liability	451	451	451	-

Direct borrowing for the Fiscal Plan	34,214	34,215	34,215	1

Total taxpayer-supported debt	85,225	82,539	82,859	(2,366)

Self-supporting lending organization / activity debt:

Debt issued to finance local authority loans	13,823	14,574	15,219	1,396

Agriculture Financial Services Corporation	3,434	3,651	3,647	213

Total taxpayer and self-supported debt	102,482	100,764	101,725	(757)

Coal phase-out liabilities	514	432	432	(82)

Pension liabilities	7,504	7,129	7,129	(375)

Asset retirement obligations	2,579	2,591	2,591	12

Other liabilities (including SUCH sector / Alberta Innovates Corp.)	19,193	21,159	13,676	(5,516)

Total Liabilities	132,272	132,074	125,553	(6,719)

Net Financial Assets / (Debt)	(34,337)	(40,811)	(42,004)	(7,667)

Capital / Other Non-financial Assets	62,925	64,135	64,156	1,231

Spent deferred capital contributions	(4,080)	(4,027)	(4,081)	(1)

Net Assets	24,508	19,297	18,071	(6,437)

Net assets / (liabilities) - statement of operations	20,966	15,755	14,529	(6,437)

Accumulated remeasurement gains	3,542	3,542	3,542	-

Change in Net Assets - statement of operations (before adjustments)	8,317	(5,211)	(6,437)	(14,754)

Net financial debt / GDP (calendar year, nominal)	-7.2%	-8.5%	-8.7%

[a]	Budget numbers have been restated to reflect 2024-25 Actual results.

8	2025-26 Second Quarter Fiscal Update and Economic Statement

Assets and Liabilities

Financial assets of $83.5 billion are forecast for March 31, 2026, a decrease of $14.4 billion from March 31, 2025, and $1.6 billion decrease from the first-quarter forecast.

•	Heritage and endowment funds, and the Alberta Enterprise Corporation (AEC) are forecast to grow $4.6 billion from the prior year due the allocation of $2.8 billion of 2024-25 surplus cash to the Heritage Fund as well as growth in accumulated surpluses. Net income of the Alberta Heritage Savings Trust Fund (Heritage Fund) is fully retained in the fund.

•	At March 31, 2026, there is no surplus cash forecast to be available for allocation. In 2024-25, the government identified $5.1 billion of surplus cash. In July 2025, the government directed $2.8 billion of this cash to the Heritage Fund. The remaining $2.3 billion in surplus cash related to 2024-25 is to be allocated to offset additional, new borrowing requirements in 2025-26 as a result of the deficit.

•	In order to manage debt maturities coming due in early 2025-26, the government borrowed in advance to achieve efficiencies and the lowest cost possible in repaying the maturing bonds. The funds raised in advance were held in a designated debt retirement account. At March 31, 2026, as a result of these large maturities being repaid, the debt retirement account is forecast to hold no balance, a decrease of $10 billion from the prior year. There were no additional borrowings in the first quarter forecast.

•	Financial assets from self-supporting lending activity and Agriculture Financial Services Corporation (AFSC) are increasing by $2.5 billion which is $0.2 billion lower than estimated in the first quarter partially as a result of a decrease in loans to local authorities estimate since the first quarter.
•	Commercial enterprise equity is forecast to increase by $97 million compared to the first quarter estimate. This change is mainly due to an adjustment in operating loss at APMC’s Sturgeon Refinery and net income from ATB Financial and other enterprises, partially offset by stronger Credit Union Deposit Guarantee Corporation performing fund portfolio.

•	Other financial assets are forecast to be $6.2 billion less than March 31, 2025, and $3.4 billion lower than estimated in the first quarter. These include financial assets of school boards, universities and colleges, and the health authority, student loans, accounts and interest receivables, natural gas royalty deposits, cash associated with future liabilities such as corporate income tax refunds, the cash reserve, and derivative financial instruments.

Liabilities are forecast at $125.6 billion at March 31, 2026, $6.7 billion lower than at March 31, 2025, and $1.8 billion lower than estimated in the first quarter.

Taxpayer-supported debt is estimated at $82.9 billion, $2.4 billion less than 2025 and $1.5 billion lower than estimated in the first quarter.

•	Liabilities for capital projects are down $2.4 billion from March 31, 2025, and $1.5 billion lower from the first-quarter forecast including increase of $24 million in principal repayments under public-private partnership (P3) alternative financing arrangements without any additional new P3 financing.

•	Fiscal Plan debt remains largely unchanged from March 31, 2025, budget, and the first quarter estimate at $34.2 billion.

•	Debt issued to finance loans to local authorities and for AFSC is decreasing by $146 million from the first quarter estimate and up $1.6 billion from prior year.
•	Other liabilities are $188 million lower than estimated in the first quarter and $6 billion lower than the prior year. These include liabilities of the schools, universities, colleges, hospitals (SUCH) sector, natural gas royalty and security deposits, unearned revenue, estimated corporate income tax refunds, trade payables, other liabilities of AFSC, coal phase-out liabilities, asset retirement obligations and derivative financial instruments.

•	Government obligations for pension plan liabilities remain the same as estimated in the first quarter, which is a decrease of $0.4 billion since prior year.

Net financial debt (financial assets less liabilities) as at March 31, 2026, is estimated at $42 billion, $7.7 billion greater than on March 31, 2025, and $153 million lower than estimated in the first quarter, reflecting the increase in the deficit forecast for 2025-26. Net debt to GDP is estimated at 8.7 per cent at March 31, 2026.

Capital and other non-financial assets, of $64.2 billion are forecast for March 31, 2026, a $1.2 billion net increase from March 31, 2025, and $141 million lower than estimated in the first quarter, mainly displaying the difference between capital asset acquisition (capital investment less contingency) and amortization expense. Deferred capital contribution liabilities remain largely unchanged from 2024-25.

Net assets - operating of $14.5 billion are forecast for March 31, 2026, similar to the first quarter, a $6.4 billion decrease from 2024-25, reflecting the higher deficit forecast for 2025-26.

Net assets of $18.1 billion are forecast for March 31, 2026, similar to the first quarter, consisting of net assets - operating and accumulated remeasurement gains and losses.

2025-26 Second Quarter Fiscal Update and Economic Statement	9

Fiscal Framework

The government’s framework, introduced in Budget 2023, was designed to manage Alberta’s unique economic and revenue volatility and includes allowable exceptions for when the government can run a deficit. The Sustainable Fiscal Planning and Reporting Act also limits the size of the difference between the revenue forecast for 2025-26 and the 2024-25 third quarter revenue forecast. The deficit is limited to $7.7 billion in 2025-26 which remains unchanged from the first quarter. The government is forecasting a deficit of $6.4 billion in 2025-26, $40 million lower than in the first quarter.

The framework also limits in-year expense increases, adjusted to exclude expense that is directly offset by a related increase to revenue and non-cash, non-recurring adjustments, to the voted, 2025-26 budgeted contingency of $4 billion.

As of the second quarter, expense has increased by a total of $1.7 billion from budget and decreased by $43 million from the first quarter; $52 million of the increase is offset by dedicated revenue and the remaining $1.6 billion is allocated from the contingency, leaving $2.3 billion unallocated in the contingency which is $0.2 billion lower than in the first quarter.

Expense increases offset by dedicated revenue in the second quarter include decreases for TIER Industrial Technology Program and Cost of Selling Oil.

Budget 2025-26 Contingency

(millions of dollars)

		4,000

Expense increases:

Emergency / disaster assistance	711

Other	1,011

Total Expense increases	1,722

Less dedicated revenue / expense	(52)

Preliminary contingency allocation	1,670	(1,670)

Contingency - unallocated		2,330

Surplus Cash Allocation

The framework also sets policies for the allocation of surplus cash. First, 50 per cent of surplus cash must go to improving government’s net financial position, either through debt repayment or deposits in the Heritage Fund. The remaining 50 per cent goes to the Alberta Fund, with the three allowable uses remaining unchanged. Since the government is continuing to forecast a deficit of $6.4 billion in the second quarter of 2025-26, there is no surplus cash available for allocation.

Cash adjustments to the surplus / deficit, such as differences between accrued revenue and expense, SUCH sector and entity results, and transfers not reported on the income statement are necessary to determine the cash balance available for allocation.

In 2025-26, the opening cash balance was $5.1 billion from the 2024-25 final results. Of this, $2.8 billion was allocated to the Heritage Fund and the remaining $2.3 billion is offsetting new borrowing requirements in 2025-26.

After cash adjustments totaling $3.6 billion, there is no surplus cash available for allocation. The negative cash amount of $7.7 billion represents additional borrowing required in 2025-26 which is $1.5 billion down from the first quarter. Details of the various cash adjustments are included below.

•	Retained income of funds and agencies. Funds and agencies are forecast to retain $2.6 billion of the reported surplus, as this cash belongs to the funds and agencies and not the General Revenue Fund (GRF). This is a $70 million difference from the first quarter mostly due to ATB Financial net income increase from strong loan growth.

-	This includes: $3.2 billion in income from Heritage Fund and endowment funds, ATB Financial, AFSC, TIER, other government business enterprises, and entities.
-	The net loss of $654 million reported by APMC, in contrast, is the responsibility of APMC and GRF cash is not required.

•	Other cash adjustments. $1.2 billion is forecast mainly in differences between accrued and cash revenue and expense and cash needed for student and other loans, and other changes in financial assets and liabilities. This is a $1.3 billion fluctuation from the first quarter mostly due to timing of the energy royalties cash flow.

-	The differences between energy royalties, PIT, and CIT revenue and cash received are among the most significant and volatile cash adjustments.

•	Capital cash adjustments. A negative $2.3 billion cash adjustment mainly reflects non-SUCH capital investment cash requirements of $3.9 billion not reported in the surplus, less non-SUCH non-cash amortization expense of $1.6 billion that is included in expense. This is a $192 million decrease from the first quarter.

The government will continue to evaluate its financial position as the fiscal year unfolds.

Surplus cash available for allocation / debt maturities

(billions of dollars)

Surplus cash available for allocation:

From 2024-25 results	5.1

Allocation to Heritage Fund	(2.8)

2025-26 deficit	(6.4)

less entity retained income	(2.6)

less capital plan requirements	(2.3)

plus net other cash adjustments	1.2

plus ATB Financial dividend	0.1

Total cash available	(7.7)

Debt maturities

2025-26 maturities	17.4

2026-27 maturities	5.8

2027-28 maturities	7.3

10	2025-26 Second Quarter Fiscal Update and Economic Statement

Capital Plan Highlights

The 2025-26 Capital Plan is forecast at $8.8 billion, up $154 million from Budget 2025. This increase includes $106 million in capital investment and $48 million in capital grants. Compared to the first quarter forecast, the plan has decreased by $140 million, including $84 million in capital grants and $56 million in capital investment primarily due to the re-profiling unspent capital funding to align with scheduling and progress on projects.

The $84 million decrease in capital grants consists of $92 million decrease from re-profiling in capital grants primarily in Mental Health and Addiction, Affordable Housing, Continuing Care Program and the

Calgary River District and Event Centre; offset by $8 million increase to support the County of Warner for a local road on the Canadian side of the border.

The $56 million decrease in capital investment includes $62 million decrease in net re-profiling and transfers to align with timing of progress for health projects, mental health and addiction, school and government facilities; offset by $6 million increase for an additional bundle of the accelerated school facilities projects.

The Capital Plan is financed from a variety of sources, including the federal government; donations; school boards, post-secondary institutions, the health authority, and other funds and agencies; public-private partnerships; and general revenue fund or borrowed cash. More details can be found in the table on page 14.

Capital Plan Summarya

(millions of dollars)

	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Advanced Education	663	501	504	2

Affordability and Utilities	7	8	8	-

Agriculture and Irrigation	107	99	110	10

Arts, Culture and Status of Women	91	63	69	6

Assisted Living and Social Services	307	532	519	(13)

Children and Family Services	4	1	4	2

Education and Childcare	834	1,056	1,162	106

Energy and Minerals	185	232	234	1

Environment and Protected Areas	53	97	85	(12)

Forestry and Parks	110	107	117	10

Hospital and Surgical Health Services	742	422	571	149

Indigenous Relations	14	10	15	5

Infrastructure	289	1,076	871	(205)

Jobs, Economy, Trade and Immigration	5	3	27	24

Justice	11	18	23	6

Mental Health and Addiction	97	129	163	34

Municipal Affairs	1,040	1,131	1,145	15

Primary and Preventative Health Services	14	22	35	13

Public Safety and Emergency Services	11	31	34	2

Service Alberta and Red Tape Reduction	40	72	72	-

Technology and Innovation	174	282	305	22

Tourism and Sport	10	15	15	-

Transportation and Economic Corridors	2,421	2,718	2,692	(25)

Treasury Board and Finance	12	9	10	1

Legislative Assembly	2	4	4	1

Total Capital Plan	7,243	8,639	8,793	154

[a]

The Capital Plan comprises capital grants included in expense plus capital investment in government-owned assets not included in expense. Capital investment adds to government capital assets, and those assets are depreciated over time through amortization expense included in total expense.

2025-26 Second Quarter Fiscal Update and Economic Statement	11

2025-26 Second Quarter Fiscal Update Tables

Consolidated Fiscal Summary

(millions of dollars)

	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Total Revenue	82,469	74,138	72,964	(1,174)

Expense

Operating expense	62,025	64,311	65,264	953

% change from prior year	6.7	3.7	5.2	-

Capital grants	2,934	3,452	3,501	48

Amortization / inventory consumption / loss on disposals	4,446	4,993	4,999	6

Taxpayer-supported debt servicing costs	2,437	2,348	2,382	34

Self-supported debt servicing costs	777	620	589	(31)

Pension provisions	(403)	(375)	(375)	-

Disaster and emergency assistance	1,932	-	711	711

Expense before contingency	74,149	75,349	77,070	1,722

Contingency (forecast un-allocated)	-	4,000	2,330	(1,670)

Total Expense	74,149	79,349	79,401	52

Surplus / Deficit	8,320	(5,211)	(6,437)	(1,226)

Capital Plan

Capital grants	2,934	3,452	3,501	48

Capital investment	4,309	5,187	5,293	106

Total Capital Plan	7,243	8,639	8,793	154

Cash Adjustments / Borrowing Requirements		(at March 31)

Cash at start of year / Alberta Fund	3,667	2,167	5,142	2,975

Alberta Fund allocation - Heritage Fund	(2,000)	(1,084)	(2,843)

Surplus / (deficit)	8,320	(5,211)	(6,437)	(1,226)

Cash adjustments

Retained income of funds and agencies	(2,111)	(1,949)	(2,584)	(636)

Other cash adjustments	(632)	533	1,236	703

Capital cash adjustments	(2,203)	(1,915)	(2,277)	(362)

ATB Financial dividend	100	100	100	-

Surplus cash (cash at start of year + surplus +/- net cash adjustments) / Heritage Fund	5,142	(7,357)	(7,663)	(306)

Less: Taxpayer-supported debt repayment / Heritage Fund	(2,571)	-	-	-

Less: Allocation to Alberta Fund	(2,571)	-	-	-

Direct borrowing required	-	7,357	7,663	306

Cash at end of year	-	-	-	-

Taxpayer-supported Liabilities / Borrowing

Total Taxpayer-supported debt	85,225	82,539	82,859	319

12	2025-26 Second Quarter Fiscal Update and Economic Statement

Disaster and Emergency Assistance

(millions of dollars)

	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Agriculture and Irrigation – agriculture support	1,039	-	-	-

Assisted Living and Social Services - wildfire supports	14	-	5	5

Forestry and Parks – wildfire fighting	702	-	706	706

Municipal Affairs - wildfire support	19	-	-	-

Public Safety and Emergency Services – wildfire / flood support	158	-	-	-

Total Disaster and Emergency Assistance Expense	1,932	-	711	711

Capital Amortization
(millions of dollars)	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Advanced Education	539	573	573	-

Affordability and Utilities	1	2	2	-

Agriculture and Irrigation	29	40	40	-

Arts, Culture and Status of Women	7	7	7	-

Assisted Living and Social Services	71	70	74	5

Education and Childcare	542	505	505	-

Energy and Minerals	12	13	13	-

Environment and Protected Areas	3	4	4	-

Forestry and Parks	27	39	39	-

Hospital and Surgical Health Services	565	315	315	-

Infrastructure	170	425	425	-

Jobs, Economy, Trade and Immigration	1	1	1	-

Justice	7	7	7	-

Mental Health and Addiction	1	-	1	1

Primary and Preventative Health Services	7	18	18	-

Public Safety and Emergency Services	28	29	29	-

Service Alberta and Red Tape Reduction	17	18	18	-

Technology and Innovation	67	70	70	-

Transportation and Economic Corridors	848	884	884	-

Treasury Board and Finance	23	24	24	-

Legislative Assembly	1	3	3	-

Total Amortization Expense	2,968	3,048	3,054	6

Inventory Consumption
(millions of dollars)	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Advanced Education	54	203	203	-

Arts, Culture and Status of Women	1	1	1	-

Assisted Living and Social Services	40	41	41	-

Education and Childcare	24	-	-	-

Forestry and Parks	-	1	1	-

Hospital and Surgical Health Services	1,132	1,322	1,322	-

Infrastructure	1	2	2	-

Mental Health and Addiction	16	17	17	-

Primary and Preventative Health Services	114	286	286	-

Public Safety and Emergency Services	-	1	1	-

Service Alberta and Red Tape Reduction	4	6	6	-

Transportation and Economic Corridors	62	66	66	-

Total Inventory Consumption Expense	1,448	1,945	1,945	-

2025-26 Second Quarter Fiscal Update and Economic Statement	13

Debt Servicing Costs

(millions of dollars)

	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Taxpayer-supported general debt servicing costs

Education and Childcare – school boards	10	9	9	-

Treasury Board and Finance	991	954	970	15

Total	1,001	963	978	15

Taxpayer-supported Capital Plan debt servicing costs

Education and Childcare – Alberta Schools Alternative Procurement P3s	33	33	33	-

Transportation and Economic Corridors– ring road P3s	115	112	112	-

Treasury Board and Finance – direct borrowing	1,288	1,240	1,260	20

Total	1,436	1,385	1,404	20

Total taxpayer-supported debt servicing costs	2,437	2,348	2,382	34

Self-supported debt servicing costs

Treasury Board and Finance – loans to local authorities	671	523	491	(33)

Treasury Board and Finance – Ag. Financial Services Corp.	106	97	98	1

Total	777	620	589	(32)

Total Debt Servicing Costs	3,215	2,968	2,971	3

Inventory Acquisition

(millions of dollars)
	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Advanced Education	48	197	197	-

Arts, Culture and Status of Women	1	1	1	-

Education and Childcare	25	-	-	-

Forestry and Parks	2	1	1	-

Hospital and Surgical Health Services	1,182	1,364	1,364	-

Infrastructure	1	2	2	-

Mental Health and Addiction	16	17	17	-

Primary and Preventative Health Services	113	163	163	-

Service Alberta and Red Tape Reduction	3	6	6	-

Transportation and Economic Corridors	61	66	66	-

Total Inventory Acquisition	1,451	1,817	1,817	-

Capital Plan Funding Sources

(millions of dollars)
	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Capital Plan (net of accrued expense vs cash outlays), less	7,243	8,639	8,793	154

Non-cash adjustments	273	40	48	9

Capital Plan funding requirements	-	(800)	(879)	(79)

Funding required	7,517	7,879	7,962	83

Sources of funding:

Cash received / assets donated / book value of disposals	754	780	861	80

Retained income of funds and agencies	34	35	37	2

SUCH sector self-financed	872	487	581	94

Technology Innovation and Emissions Reduction Fund	18	40	40	1

Alternative financing (P3s – public-private partnerships)	4	-	-	-

General revenue fund cash / direct borrowing	5,836	6,537	6,443	(94)

Total Capital Plan Funding Sources	7,517	7,879	7,962	83

14	2025-26 Second Quarter Fiscal Update and Economic Statement

Cash Adjustments / GRF Cash and Allocation

(millions of dollars)
	Fiscal Year			Change from Budget
	2024-25	2025-26
	Actual	Budget	Forecast

Balance at Start of Year	3,667	2,167	5,142	2,975

Alberta Fund allocation - Heritage Fund	(2,000)	(1,084)	(2,843)	(1,759)

Surplus / (Deficit)	8,320	(5,211)	(6,437)	(1,226)

Cash Adjustments (negative = cash requirement; positive = cash source)

Retained Income of Funds and Agencies

Alberta Heritage Savings Trust Fund	(1,871)	(988)	(1,473)	(485)

ATB Financial	(348)	(285)	(354)	(69)

Agriculture Financial Services Corporation	46	(1,054)	(1,074)	(20)

Heritage Foundation for Medical Research Endowment Fund	(169)	(100)	(123)	(23)

Heritage Science and Engineering Research Endowment Fund	(86)	(56)	(87)	(31)

Heritage Scholarship Fund	(79)	(66)	(97)	(31)

Alberta Social Housing Corporation	7	13	49	36

Credit Union Deposit Guarantee Corporation	(17)	(15)	18	33

Alberta Petroleum Marketing Commission	616	674	654	(20)

Technology Innovation and Emissions Reduction Fund	(89)	-	(53)	(53)

Balancing Pool	(50)	(57)	(63)	(6)

Other	(72)	(14)	18	32

Total Retained Income of Funds and Agencies	(2,111)	(1,949)	(2,584)	(636)

Other Cash Adjustments

SUCH sector own-source revenue	(6,805)	(6,243)	(6,573)	(330)

SUCH sector own-source expense	7,075	7,328	7,463	135

Net deferred capital contribution cash adjustment	4	(72)	(18)	54

Energy royalties (difference between accrued revenue & cash)	552	(37)	1,399	1,435

Student loans	(296)	(317)	(317)	-

Other cash adjustments	(733)	(427)	(565)	(138)

2013 Alberta flood assistance revenue / expense	-	468	-	(468)

Wood Buffalo wildfire revenue / expense	(1)	98	98	-

Pension provisions (non-cash expense)	(403)	(375)	(375)	-

Inventory acquisition (excluding SUCH sector; non-cash expense)	(205)	(199)	(238)	(39)

Inventory consumption (excluding SUCH sector; non-cash expense)	180	308	362	54

Total Other Cash Adjustments	(632)	533	1,236	703

Capital cash adjustments

Capital investment (excluding SUCH sector self-financed)	(3,437)	(4,013)	(4,711)	(698)

Capital Plan contingency	-	800	879	79

Current principal repayments (P3s – public-private partnerships)	(74)	(103)	(79)	24

Alternative financing (P3s – public-private partnerships)	4	-	-	-

Amortization (excluding SUCH sector; non-cash expense)	1,305	1,402	1,634	232

Book value of asset disposals (net non-cash expense / revenue)	-	-	-	-

Total Capital Cash Adjustments	(2,203)	(1,915)	(2,277)	(362)

ATB Financial dividend	100	100	100	-

Total Cash Adjustments	(4,845)	(3,230)	(3,526)	(295)

2025-26 Second Quarter Fiscal Update and Economic Statement	15

 Reporting Methodology and Legislative Compliance

Method of Consolidation

The 2025-26 Second Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2025. This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Assets and liabilities include recognition of asset retirement obligations and accumulated remeasurement gains and losses.

Compliance with Legislation

The Sustainable Fiscal Planning and Reporting Act (SFPRA) requires a report to be published on the accuracy of the Fiscal Plan for a fiscal year on or before November 30. The SFPRA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2025-26 Second Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2025 estimates and second quarter forecasts for revenue and expense (including details and categories of each); the surplus

/ (deficit); cash adjustments and balance; a summary balance sheet; the Capital Plan; and borrowing requirements and sources. An updated Alberta economic outlook, with associated assumptions, is also provided.

The forecast provided in this report is in compliance with the requirements of the SFPRA.

16	2025-26 Second Quarter Fiscal Update and Economic Statement

Fiscal Update and

Economic Statement

2025-26 Second Quarter

2025-26 Second Quarter Fiscal Update and Economic Statement	17

Economic Update

Overview

Alberta’s economy has shown resilience despite headwinds from persistent trade conflict and elevated uncertainty. The Alberta Activity Index retreated in August, but was still two per cent higher from year-ago levels (Chart 1). Growth has been broad-based and led by the household sector, which is benefiting from resilient consumer spending and elevated residential construction activity. Improved market access and strong demand for Alberta’s heavy crude have also bolstered output in the energy sector, though lower energy prices have begun to slow drilling activity.

While the global economy has performed better-than-expected this year, there are signs that momentum is slowing. The ongoing trade conflict is weighing on Alberta’s manufacturing and agriculture exports. Heightened uncertainty is also keeping businesses more cautious; however, increased provincial government spending on schools, supportive housing and hospital projects is helping to boost non-residential construction activity.

Real gross domestic product (GDP) is now expected to rise 2.1 per cent this year, an improvement from first quarter and budget expectations, but still slower than last year’s pace of three per cent. In 2026, growth is forecast to moderate further to 1.8 per cent, as slower population gains temper consumer spending and residential construction activity. Meanwhile, lingering uncertainty will continue to dampen business investment.

Labour market conditions in the province remain soft. Job gains have been solid so far this year, largely driven by public sector hiring, but private sector employment has lagged. The unemployment rate remains elevated as labour force growth continues to outpace job creation. Employment is expected to rise 2.4 per cent this year, while the unemployment rate is forecast to average 7.4 per cent. While employment growth will slow to 1.7 per cent in 2026, the unemployment rate is forecast to ease to 6.9 per cent amid slower population growth.

Global economy resilient

The global economy is holding up, even with the ongoing trade frictions and elevated uncertainty stemming from U.S. trade policies. The International Monetary Fund (IMF) now projects global growth to ease to 3.2 per cent in 2025, 0.2 percentage points higher than its July forecast. The upward revision reflects a stronger-than-anticipated performance in the first half of 2025, supported by spending on AI-related products and frontloading activity earlier in the year. Global trade volumes have also been strong despite retreating from a recent peak (Chart 2). Next year, global growth is forecast to ease to 3.1 per cent.

However, there are signs that momentum is slowing. Labour market conditions are softening in many advanced economies, prompting some central banks – including the Bank of Canada and U.S. Federal Reserve – to resume interest rate cuts. In the U.S., tariffs are putting upward pressure on prices for some goods, keeping inflation above target. Consumer sentiment deteriorated sharply in November, with the extended U.S. government shutdown contributing to increased pessimism. U.S. real GDP growth is forecast at two per cent in 2025 and to slow further to 1.8 per cent in 2026, down from 2.8 per cent in 2024.

U.S. tariffs and elevated uncertainty are expected to keep Canada’s economic outlook subdued. Real GDP growth is forecast to slow from 1.6 per cent in 2024 to 1.2 per cent in 2025, before improving to 1.4 per cent next year.

Chart 1: Widespread gains across sectors

Contribution to year-over-year change in the Alberta Activity Index

Source: Alberta Treasury Board and Finance

Chart 2: Global trade continues to expand despite headwinds

Seasonally adjusted world trade index and year-over-year growth

Sources: Netherlands Bureau for Economic Policy Analysis and Haver Analytics

18	2025–26 Second Quarter Fiscal Update and Economic Statement

Oil prices pull back

Concerns about global oil demand and easing geopolitical tensions in the Middle East pushed oil prices lower heading into the fall. The West Texas Intermediate (WTI) oil price briefly dipped below US$60 per barrel (/bbl) in October before recovering modestly, averaging just above US$60/bbl for the month. This marked the fourth consecutive monthly decline and the lowest level since the spring (Chart 3). Prices are coming under pressure as expectations for additional supply coming online next year, alongside signs of a moderating U.S. labour market and softer economic activity in China, are fueling fears of a global supply glut.

WTI is now expected to average US$61.50/bbl in 2025-26, US$2.30/ bbl and US$6.50/bbl lower than the first quarter and budget forecasts, respectively.

While OPEC signaled a reversal in planned production increases in the first quarter of 2026, slower economic growth in the U.S. and China, along with strong oil production globally, are expected to keep a lid on demand and prices for the remainder of the fiscal year.

Light-heavy differential remains tight

Alberta producers are benefitting from stronger heavy oil prices, helping to offset some of the weakness in WTI. Improved market access and strong demand for Alberta’s heavy crude have kept the discount between WTI and Western Canadian Select (WCS) relatively narrow. It has averaged US$10-12/bbl in recent months. Tight heavy oil supplies across North America – driven by strong U.S. refining demand and reduced exports from Venezuela and Mexico – have supported prices. The expansion of the

Chart 3: Oil prices have moved lower

West Texas Intermediate (WTI) Oil Price

Sources: Alberta Energy and Alberta Treasury Board and Finance; *Monthly average

Chart 4: TMX fuels surge in crude oil exports to Asian markets

Alberta crude oil exports in barrels*

Sources: Statistics Canada; *Based on 6 month moving average

Trans Mountain pipeline (TMX) has bolstered takeaway capacity, enabling strong growth in shipments to overseas markets, particularly China (Chart 4). As a result, growth in Alberta’s real oil exports has been revised higher to 3.5 per cent this year compared to first quarter and budget, before moderating to 2.5 per cent in 2026. The differential is now forecast to average US$11.30/bbl in 2025–26, US$0.60/bbl and US$5.80/bbl narrower than the first quarter and budget forecasts, respectively.

Heading into next year, demand for Alberta’s oil is expected to be supported by U.S. efforts to rebuild its strategic petroleum reserves and increased demand in the U.S. Gulf Coast from Indian refineries seeking alternatives to Russian crude.

A slightly weaker Canadian dollar is cushioning the impact of lower WTI prices. The Loonie has softened in recent months amid the wide interest rate differential between Canada and the U.S., weak domestic economic data, softer oil prices, and uncertainty surrounding ongoing CUSMA negotiations. The Canadian dollar is now forecast to average US¢72.30/Cdn$ in 2025-26, 0.20 cents lower than the first quarter update, but still above the budget forecast.

Natural gas prices weak

Western Canadian natural gas prices have come under significant pressure from several factors. The AECO natural gas price dropped below C$1 per gigajoule (/GJ) in late September and has remained weak due to a combination of expected seasonal softness and other key market factors. Weak U.S. summer demand, ongoing pipeline maintenance, and a slower-than-expected ramp-up at LNG Canada have all weighed on prices. Production has remained elevated in anticipation of growing export capacity, but actual shipments have so far fallen short of expectations. Meanwhile, both planned and unplanned maintenance on TC Energy’s Nova Gas Transmission Line (NGTL) and the Great Lakes Gas Transmission system has constrained outbound flows, pushing storage facilities near capacity. The Alberta Reference Price (ARP) is now forecast to average Cdn$1.70/GJ in 2025-26, Cdn$0.50/ GJ and Cdn$0.90/GJ lower than first quarter and budget, respectively. Prices are expected to rebound later in the fiscal year as seasonal demand strengthens and LNG Canada continues to ramp up capacity.

2025–26 Second Quarter Fiscal Update and Economic Statement	19

Energy producers more cautious

Oil and gas producers in Alberta are growing more cautious amid weak energy prices and growing market uncertainty. Drilling activity has slowed markedly after a solid start to the year, with rig counts posting year-over-year (y/y) declines since June. While conventional oil production remains resilient and was up nearly 4 per cent y/y in the third quarter, some natural gas producers have temporarily curtailed output in response to a supply glut in the province. As a result, nominal investment in conventional oil and gas is now expected to grow two per cent this year, the slowest pace post-pandemic. A rebound in natural gas prices, along with a ramp-up in LNG exports, is expected to support stronger investment in 2026.

Meanwhile, oil sands companies are well positioned to weather lower oil prices, supported by almost a decade of operating cost reductions, technological improvements, and disciplined capital spending. Record high bitumen production is driving growth in sustaining capital, although efficiency gains and optimizations of existing operations are helping to offset inflationary pressures and keep spending in check. In addition to lower oil prices, ongoing uncertainty with the federal government’s environmental policies and market access are keeping a lid on strategic spending in the oil sands sector. Nominal non-conventional investment is forecast to grow around four per cent annually in 2025 and 2026.

Public sector investment a bright spot

Increased infrastructure spending by the provincial government is providing a boost to construction activity. Over the past year, investment on institutional and government (I&G) buildings has more than doubled to reach a new record high. This surge has been driven by construction of schools, supportive housing and hospitals (most notably the Red Deer Regional Hospital Centre). This is helping to partially offset the slowdown in private sector investment (Chart 5).

The value of building permits, an indicator of future activity, is also up significantly in the I&G sector. Real government investment is now forecast to grow 3.4 per cent in 2025, 0.8 percentage points higher than budget.

Private sector intentions softening

Outside the energy sector, heightened uncertainty is pushing many businesses to delay or reduce investment plans. After exceptionally strong gains in the first half of the year, a slowdown in construction intentions has begun to weigh on industrial building investment, where y/y growth has slowed to its weakest pace in more than two years. Commercial building investment is showing tentative signs of recovery but remains subdued. Meanwhile, spending on machinery and equipment (M&E) has reversed from the first quarter surge, when firms accelerated purchases ahead of anticipated tariffs. Although a partial rebound is expected, ongoing economic uncertainty will likely keep a lid on M&E investment for the rest of the year.

Chart 5: Strong growth in institutional & governmental investment

Seasonally adjusted non-residential building investment by type

Sources: Statistics Canada and Haver Analytics

Nominal investment outside oil and gas extraction is forecast to rise nearly six per cent this year, supported by strong momentum in building construction investment in the first half of the year and rising construction costs. However, weaker investment intentions are expected to weigh on activity in 2026, with growth slowing to 4.8 per cent. In real (inflation-adjusted) terms, investment outside oil and gas extraction is forecast to rise by around two per cent annually in 2025 and 2026 and remain muted, below its 2021 high.

Manufacturing sector downturn

Manufacturing output in the province is improving, but the recovery has been uneven. Shipments have rebounded after contracting in the second quarter, supported by a pickup in machinery and equipment. Food manufacturing sales have also regained some ground from their May low, although China’s retaliatory tariffs on pork and canola products and lower U.S. exports continue to weigh on shipments. In contrast, weak demand and soft pricing continue to weigh on sales of petroleum & coal and chemical products. Wood product manufacturing is also facing headwinds from subdued renovation activity, slower housing construction in North America, and elevated U.S. lumber duties. With the uneven recovery, manufacturing shipments are down 1.4 per cent year-to-date (YTD) through September.

Overall, real manufacturing exports are expected to decline by about three per cent this year before staging a partial recovery in 2026. Some industries will continue to face headwinds in the near term, as U.S. tariffs put pressure on input costs for materials and shipping, as well as changes in demand for products. Slower U.S. and global economic growth will further weigh on manufacturing exports, delaying a more broad-based recovery.

Agriculture sector mixed

The agri-food sector is also facing challenges, though the impacts remain uneven across commodities. Despite tariff-related volatility, the value of live cattle exports was up nearly 17 per cent YTD through July, boosting the livestock sector’s profitability. Strong U.S. demand and limited domestic supply, stemming from drought conditions in recent years across the Prairies, have supported elevated cattle prices so far this year.

20	2025–26 Second Quarter Fiscal Update and Economic Statement

Cattle producers have begun rebuilding high-value herd inventories; however, strong export demand will continue to draw cattle to the U.S. market.

Despite a solid start to the year, trade-related headwinds are mounting for crop exports, although diversification into new markets offers some resilience. The value of crop exports rose nearly six per cent in the first seven months of the year, driven by a surge in wheat and canola seed shipments. Canola exports to China were particularly strong, likely supported by surging shipments ahead of anticipated tariffs and an earlier ban on canola exports from Australia. However, China’s August tariffs on canola seeds have since weighed on exports. Similarly, tariffs are challenging yellow pea exports to both India and China.

Markets are diversifying, with growing shipments to some countries through the Comprehensive Economic and Trade Agreement (CETA) and the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP). Nonetheless, crop export volumes are forecast to remain weak this year before recovering in 2026, underpinned by above average 2025 crop yields of good quality.

Population growth moderating

Alberta’s population growth is expected to rise at a slower pace in the 2026 census year after peaking in 2024. The slowdown reflects the effects of the federal government’s immigration plan, which will reduce overall immigration targets and contribute to ongoing net outflows of non-permanent residents (NPRs). Net NPRs are expected to turn negative in 2026, a sharp turnaround from the sizeable net inflows of 100,600 and 21,500 recorded in 2024 and 2025, respectively. Permanent immigration is also set to moderate as lower federal targets take effect. Interprovincial migration is expected to ease from recent highs but remain solid. Alberta will continue to be an attractive destination, given its comparatively stronger economic position – the result of lower U.S. tariffs on energy exports and less exposure to sectoral tariffs – as well as the province’s continued affordability advantage. Overall, Alberta’s population is forecast to rise 1.1 per cent in the 2026 census year (Chart 6), adding roughly 55,000 new residents.

Public sector leads job gains

Employment in the province continues to advance, but there is significant divergence across industries. Despite the volatility in the third quarter, overall employment was up about 97,000 in October compared to a year ago. Service industries are benefiting from Alberta’s solid population growth, such as accommodation & food services and information, culture & recreation. Increased demand for public services is also boosting hiring in the public sector, including health care and education services sectors (Chart 7). Private sector employment has lagged behind, weighed down by weakness in the goods-producing sector. Natural resource extraction and more heavily trade-exposed industries such as manufacturing have shed jobs, while momentum in construction employment has slowed sharply in recent months.

Given the YTD strength, employment is forecast to grow 2.4 per cent in 2025, slightly below the first quarter forecast but exceeding budget expectations. However, ongoing U.S. tariffs and elevated uncertainty will keep firms cautious, dampening private sector hiring. Employment growth is forecast to slow further to 1.7 per cent in 2026, in line with slower population growth and moderating economic activity.

Unemployment stubbornly high

Despite solid job gains, labour market conditions in the province remain soft. The working-age population (15 and over) has grown 3.7 per cent YTD

Chart 6: Net outflows of NPRs a drag on population growth

Annual change in the Alberta population by migration component by census year

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; f-forecast

Chart 7: Private sector has trailed behind overall employment growth

Seasonally adjusted employment indexed to October 2024, by class of worker

Sources:

Statistics Canada and Haver Analytics; * Public sector includes employees in public administration at the federal, provincial, territorial, municipal, First Nations and other Aboriginal levels as well as in Crown corporations, liquor control boards and other government institutions such as schools (including universities), hospitals and public libraries.

2025-26 Second Quarter Fiscal Update and Economic Statement	21

through October, outpacing overall population growth. This, combined with a surge in the labour force participation in recent months, has kept the unemployment rate elevated. Youth unemployment rate has receded from its July peak but remains high, while core-aged (aged 15-54 years old) unemployment rate is still above year-ago levels. At the same time, declining job vacancies mean more unemployed Albertans are competing for fewer available positions.

Alberta’s headline unemployment rate is now forecast to average 7.4 per cent in 2025, slightly higher than the first quarter forecast but unchanged from budget. The unemployment rate is forecast to ease to 6.9 per cent in 2026 as population growth decelerates and the labour market gradually rebalances.

Strong momentum in residential construction

New housing construction remains exceptionally strong across the province. Although housing starts have eased from record peaks, they remain elevated and are up more than 20 per cent so far this year, driven by broad-based gains across regions and housing types. The surge has been led by multi-unit dwellings, supported by strong rental demand and limited supply of lower-priced units. Housing starts are expected to reach 50,000 units this year, the fastest annual pace on record and well above first quarter and budget expectations. Starts are forecast to moderate to around 40,000 units in 2026 as more apartment projects reach completion, while rising inventories for single-family homes heading into next year will temper activity.

Investment in real residential construction is expected to rise two per cent this year, softer than earlier forecasts. While new housing construction has been robust, weak renovation spending and a pullback in resale activity have weighed on overall investment. Residential construction investment is projected to stay roughly flat in 2026, with strong momentum in housing starts in the latter half of 2025 providing near-term support. Lower interest rates and increased supply of more affordable housing units are expected to bring more buyers into the market, supporting an improvement in renovation spending and resale activity after this year’s declines.

Chart 8: Price pressures now concentrated in a few categories

Contribution to Alberta’s year-over-year CPI inflation

Sources: Statistics Canada and Haver Analytics

Price pressures receding

Consumer inflation remains subdued. Overall CPI inflation inched down in October and remained below two per cent for the seventh consecutive month, averaging 1.9 per cent YTD. Energy prices have declined y/y following the removal of the consumer carbon tax in April, while semi-durable goods inflation has slowed sharply amid weaker clothing and footwear prices in recent months. The recent elimination of most retaliatory tariffs on U.S. imported goods is expected to further ease price pressures in the coming months. Consumer inflation is now forecast to average two per cent this year, down 0.2 and 0.6 percentage points from the first quarter and budget, respectively. With price pressures moderating across most categories, inflation is increasingly concentrated in a few areas, notably food, rent, and home and auto insurance premiums (Chart 8).

Inflation is forecast to pick up but remained contained, averaging at around 2.3 per cent in 2026. Although the base-year effects from lower energy prices will fade, lower oil prices are expected to keep a lid on energy inflation next year. Meanwhile, declining mortgage rates, moderating home prices and slower rent growth are expected to further ease shelter costs next year.

Consumer spending exceeds expectations

Consumer spending is proving to be resilient so far this year. Lower inflation, interest rate cuts from the Bank of

Canada, and tax relief from federal and provincial governments are supporting household finances and boosting expenditures. Retail sales have rebounded from their spring lows and are up more than five per cent YTD through August on a seasonally adjusted basis. Durable goods spending has led the gains, with sales at motor vehicle & parts dealers holding strong, even after the pre-tariff surge earlier in the year. This strength has been partly offset by weaker sales in building materials & garden supplies, reflecting a slowdown in renovation-related spending. Spending on semi-durables goods, particularly clothing and accessories, has also surprised to the upside. However, a sharp pullback in consumer confidence in October is expected to temper momentum in discretionary goods spending in the near term. Solid population growth and job gains continue to support services-related spending across the province.

Given the strength so far this year, real consumer spending is now forecast to rise 2.6 per cent in 2025, 0.7 percentage points higher than budget. Growth will decelerate to 2.1 per cent in 2026, in line with the slowdown in population and employment growth. With the upward revision, per capita consumer spending is forecast to improve this year following declines in 2023 and 2024.

22	2025-26 Second Quarter Fiscal Update and Economic Statement

Key Energy and Economic Assumptions

		2025-26	2025-26 Fiscal Year

Fiscal Year Assumptions	2024-25 Actual	6 Months Actual	Budget	2nd Quarter

Prices

Crude Oil Price

WTI (US$/bbl)	74.34	64.50	68.00	61.50

Light-Heavy Differential (US$/bbl)	13.06	10.30	17.10	11.30

WCS @ Hardisty (Cdn$/bbl)	85.21	74.60	73.10	69.20

Natural Gas Price

Alberta Reference Price (Cdn$/GJ)	1.11	1.08	2.60	1.70

Production

Conventional Crude Oil (000s barrels/day)	537	544	519	537

Raw Bitumen (000s barrels/day)	3,449	3,435	3,558	3,557

Natural Gas (billions of cubic feet)	4,314	2,171	4,354	4,394

Interest rates

3-month Canada Treasury Bills (per cent)	3.85	2.60	2.30	2.40

10-year Canada Bonds (per cent)	3.27	3.30	3.10	3.30

Exchange Rate (US¢/Cdn$)	71.9	72.4	69.6	72.3

	2024 Calendar Year		2025 Calendar Year		2026 Calendar Year

Calendar Year Assumptions[a]	Budget	Actual	Budget	2nd Quarter	Budget	2nd Quarter

Gross Domestic Product

Nominal (millions of dollars)	476,611	473,937	482,457	483,168	497,048	493,827

per cent change	5.3	5.1	1.2	1.7	3.0	2.2

Real (millions of 2017 dollars)	367,297	367,719	373,803	374,053	380,338	380,797

per cent change	3.0	3.0	1.8	2.1	1.7	1.8

Other Indicators

Employment (thousands)	2,519	2,519	2,567	2,579	2,609	2,624

per cent change	3.1	3.1	1.9	2.4	1.6	1.7

Unemployment Rate (per cent)	7.0	7.0	7.4	7.4	7.2	6.9

Average Weekly Earnings	3.5	3.5	3.2	3.0	2.8	2.8
(per cent change)

Primary Household Income	7.1	7.2	4.8	5.6	4.2	4.3
(per cent change)

Net Corporate Operating Surplus	0.0	2.4	-9.0	0.0	1.2	2.2
(per cent change)

Housing Starts (thousands of units)	47.8	47.8	43.0	50.0	40.8	40.0

Alberta Consumer Price Index	2.9	2.9	2.6	2.0	2.4	2.3
(per cent change)

Population (July 1st, thousands)	4,889	4,909	5,009	5,029	5,080	5,084

per cent change	4.4	4.7	2.5	2.5	1.4	1.1

[a]	Forecast was finalized on October 24, 2025 prior to the release of the 2024 Provincial Economic Accounts.

2025-26 Second Quarter Fiscal Update and Economic Statement	23